Exhibit 99.1

INFICON Announces Fourth Quarter and Year 2002 Results

SYRACUSE, N.Y./ZURICH, Switzerland--(BUSINESS WIRE)--Feb. 19, 2003--INFICON Holding AG (SWX Swiss Exchange and Nasdaq:IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced results for the fourth quarter and year ended December 31, 2002. Revenues for the fourth quarter were $33.6 million compared to $27.0 million for the fourth quarter of 2002. The Semiconductor Vacuum Instrumentation revenues were $8.3 million in the fourth quarter of 2002 compared to $5.7 in the same quarter of 2001. The General Vacuum Instrumentation revenues for the fourth quarter 2002 were $25.3 million compared to $21.4 for the same quarter of 2001.

Net income for the quarter was $8,000 ($0.00 per diluted share - $0.00 per ADS), below the $104,000 ($0.04 per diluted share - $0.00 per ADS) for the fourth quarter of 2001. Net income for both the quarter and the year was reduced by INFICON's aggressive R&D investments and one-time restructuring costs associated with workforce reduction. The company ended the last quarter of 2002 with $37.8 million in cash and cash equivalents and generated positive operating cash flow of $1.7 million. For the year ended December 31, 2002, revenues were $131.5 million compared to $144.1 million reported in fiscal year 2001. Net income for the full year was $105,000 ($0.05 per diluted share - $0.00 per ADS) compared to $10.0 million ($4.30 per diluted share -$0.43 per ADS) in 2001.

"INFICON continued to report positive financial results in 2002 even in a very difficult global economic climate," said James Brissenden, president and chief executive officer. "We generated solid cash flow and remained profitable despite our decision to forego higher short run profits in favor of aggressive research and development programs. This investment in R&D, evidenced by four significant products introduced in 2002 and a full new product pipeline for 2003, provides the cornerstone for strong growth once capital spending resumes."

"We believe that our targeted semiconductor market segments of process control, photolithography and OEM components and subsystems all present significant growth opportunities, driven in large part by our customers' need to reduce manufacturing costs. Since cost reduction is even more important in down markets, these expenditures will be at the top of our customers' investment priorities in 2003. This semiconductor focus

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combined with our strategy of leveraging our core technology into strong but less volatile industrial and military markets provides INFICON both high growth potential and financial stability. As a result, even without an economic recovery in 2003, we expect moderate top line growth for INFICON and to remain profitable."

Conference Call Information

INFICON will hold a conference call to discuss its fourth quarter and fiscal year end 2002 results on Wednesday, February 19, 2003 at 10.00 a.m. EST/4.00 p.m. CET. To access the conference call, please dial +1.703.871.3026 by 9.50 a.m. EST/3.50 p.m. CET. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON of the INFICON website, www.inficon.com. To access the replay, please dial 888/266-2081 (international callers dial 703/925-2533), reservation number 6385363. The replay will be available until 11.00 p.m. EST on February 26/5.00 a.m. CET on February 27.

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com. This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue". "resumes", "opportunity" or "potential". These forward-looking statements address, among other things, our strategic


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objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2001 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2002.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INFICON Holding AG

Consolidated Statements of Income (U.S. Dollars in thousands, except per share amounts)

                                Three Months Ended        Twelve Months Ended
                                   December 31,               December 31,
                                2002         2001          2002          2001
                              --------     --------     ---------     ---------
                             (unaudited)  (unaudited)   (audited)     (audited)
Net sales                     $ 33,565     $ 27,019     $ 131,471     $ 144,113
Cost of sales                   18,582       16,091        73,476        78,398
                              --------     --------     ---------     ---------
Gross profit                    14,983       10,928        57,995        65,715
Research and development         4,456        3,119        16,923        12,431
Selling, general and
 administrative                 10,756        7,460        41,564        39,961
                              --------     --------     ---------     ---------
Income (loss) from
 operations                       (229)         349          (492)       13,323

Interest (income), net            (226)         (89)         (603)         (483)

Other expense, net                 267        1,023           548         1,488
                              --------     --------     ---------     ---------
Income (loss) before
income taxes                      (270)        (585)         (437)       12,318
Provision (benefit) for
 income taxes                     (278)        (689)         (542)        2,366
                              --------     --------     ---------     ---------
Net income                    $      8     $    104     $     105     $   9,952
                              ========     ========     =========     =========

Shares used to compute
net income per share
Basic                            2,315        2,315         2,315         2,315
Diluted                          2,315        2,315         2,315         2,315

Net income per share
Basic                         $   0.00     $   0.04     $    0.05     $    4.30
Diluted                       $   0.00     $   0.04     $    0.05     $    4.30

Net income per ADS
(10 ADS : 1 Share)
Basic                         $   0.00     $   0.00     $    0.00     $    0.43
Diluted                       $   0.00     $   0.00     $    0.00     $    0.43


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INFICON Holding AG Consolidated Balance Sheets (U.S. Dollars in thousands)

                                                       December        December
                                                          31,             31,
                                                         2002            2001
                                                       --------        --------
                                                       (audited)       (audited)
ASSETS
Current Assets:
Cash and cash equivalents                              $ 37,846        $ 33,788
Trade accounts receivable, net                           15,895          17,166
Accounts receivable, affiliates                             417             979
Inventories                                              19,880          21,729
Deferred tax assets                                       5,325           3,440
Other current assets                                      3,065           2,079
                                                       --------        --------
Total current assets                                     82,428          79,181

Property, plant and equipment, net                       21,419          16,020
Deferred tax assets                                      35,664          38,837
Other assets                                              8,417           4,156
                                                       --------        --------
Total assets                                           $147,928        $138,194
                                                       ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable, trade                                $  5,736        $  4,855
Accounts payable, affiliates                                172             409
Accrued liabilities                                       9,711           9,512
Income taxes payable                                      2,547           1,084
Deferred tax liabilities                                    466             451
                                                       --------        --------
Total current liabilities                                18,632          16,311

Deferred tax liabilities                                    696           1,230
Other liabilities                                         1,190           1,129
                                                       --------        --------
Total liabilities                                        20,518          18,670

Stockholders' equity                                    127,410         119,524
                                                       --------        --------
Total liabilities and stockholders'
 equity                                                $147,928        $138,194
                                                       ========        ========


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INFICON Holding AG
Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)
12 Months Ended
December 31,

                                                                  2002         2001
                                                                --------     --------
                                                                (audited)    (audited)
Cash flows from operating activities:
Net income                                                      $    105     $  9,952
Adjustments to reconcile net
income to net cash provided
by operating activities:
Depreciation and amortization
of property, plant, and equipment                                  3,879        2,854
Gain (Loss) on disposal of property,
 plant and equipment                                                  --          559
Deferred taxes                                                    (2,497)         (56)
Changes in operating assets and liabilities:
Trade accounts receivable                                          3,566       17,521
Inventories                                                        4,319        1,260
Other assets                                                       1,276        2,530
Accounts payable                                                     160      (10,165)
Accrued liabilities                                               (1,269)         211
Income taxes payable                                                 636           86
Other liabilities                                                     60           --
                                                                --------     --------
Net cash provided by operating activities                         10,235       24,752
Cash flows from investing activities:
Purchases of property, plant and equipment                        (7,341)      (5,597)
Proceeds from sale of property, plant and
 equipment                                                            --          149
Increase in other assets                                          (5,947)          --
Purchase of HAPSITE Business                                          --       (2,000)
                                                                --------     --------
Net cash (used in) investing activities                          (13,288)      (7,448)
Cash flows from financing activities:
Payments on notes receivable from officers                            --          795
Payment on long-term debt                                             --         (869)
Advances from Unaxis for reorganization                               --      (11,248)
                                                                --------     --------
Net cash (used in) financing activities                               --      (11,322)
                                                                --------     --------
Effect of exchange rate changes on cash and cash equivalents       7,111         (894)
                                                                --------     --------
Increase in cash and cash equivalents                              4,058        5,088
Cash and cash equivalents at beginning of
period                                                            33,788       28,700
                                                                --------     --------
Cash and cash equivalents at end of period                      $ 37,846     $ 33,788
                                                                ========     ========

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CONTACT: INFICON
Corporate Contact
Betty Ann Kram, 315/434-1122
BettyAnn.Kram@inficon.com
or
c-matrix group ag
European Contact
Bernhard Schweizer/Sara Koch, +41 (0) 41.769.80.40
Bernhard.Schweizer@cmatrix.ch
Sara.Koch@cmatrix.ch
or
Lippert/Heilshorn & Associates, Inc.
North American Contact
Jody Burfening/Kathy Price, 212/838-3777 jbs@lhai.com


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